UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                     REPORT FOR PERIOD
CSW International, Inc.                                 July 1, 2002  to
CSW Energy, Inc.                                      September 30, 2002
Columbus, Ohio  43215



File No.  070-8423                                   PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person.
         See Exhibit B.

(3)      A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date. See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.

                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 25th day of November, 2002.

                                                CSW International, Inc.


                                                     /s/   Armando Pena
                                                     ------------------
                                                           Armando Pena
                                                              Treasurer

                                                                      Exhibit A


                                         CSW International, Inc.
                                     Investments in Project Parents
                                For the Quarter Ended September 30, 2002
                                               (thousands)


                             Project             Wholly Owned
        Facility              Parent            Subsidiary Of             Description        Investment
------------------------- --------------- ---------------------------  -------------------  --------------

Empresa de Electricidade   CSW Vale, LLC      CSW International, Inc     Amortization of         $75
  Vale de Paranapeanema                            (Cayman)             Development Costs

SEEBOARD Group plc         CSW Investments    CSW International, Inc     Divestiture of          829 *
                                                                           Investment







* - On June 18, 2002, American Electric Power Company, Inc. (AEP), parent company of CSWI, entered into an agreement to sell CSWI's consolidated subsidiary SEEBOARD Group plc.  EU approval was received July 25, 2002 and the sale was completed on
July 29, 2002.  AEP received approximately $941 million in net cash from the sale, subject to a working capital true up, and the buyer assumed SEEBOARD debt of approximately $1.12 billion, resulting in a net loss of $345 million at June 30, 2002.  $22 million of the net loss was recorded in the second quarter and was classified as discontinued operations.  The remaining $323 million of the net loss was classified as a transitional impairment loss from the adoption of SFAS 142 and has been reported as a cumulative effect of a change in accounting principle retroactive to January 1, 2002.  A $46 million reduction of the net loss was recognized in the third quarter of 2002 to reflect changes in exchange rates to closing, settlement of working capital true-up and selling expenses.





                                                                    Exhibit B

                               CSW International, Inc.
                              Non-recourse Indebtedness
                                  September 30, 2002
                                     (thousands)




Indebtedness previously reported in this exhibit was sold with the divestiture of Seeboard in the third quarter of 2002.

                                                             Exhibit C

                            CSW International, Inc.
                          Consolidated Balance Sheet
                              September 30, 2002
                                  (Unaudited)
                                   ($000's)

ASSETS

Fixed Assets                                                    $ 3,986
        Less - Accumulated depreciation                          (1,646)
                                                         ---------------
              Total Fixed Assets                                  2,340

Current Assets
        Cash and cash equivalents                                19,830
        Accounts receivable                                      14,025
                                                         ---------------
              Total Current Assets                               33,855

Other Assets
        Equity investments and other                            239,678

              Total Assets                                    $ 275,873
                                                         ===============

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                                $ 1
        Paid-in capital                                          71,223
        Retained earnings                                        58,041
                                                         ---------------
                                                                129,265

Current Liabilities
        Accounts payable                                         47,117
        Advances from affiliates                                 49,969
                                                         ---------------
                                                                 97,086

Deferred Credits
        Deferred tax liability                                   41,909
        Other                                                     7,613
                                                         ---------------
              Total Deferred Credits                             49,522

              Total Capitalization and Liabilities            $ 275,873
                                                         ===============

                                                              Exhibit D

                 CSW International, Inc.
                   Statement of Income
        For the Quarter Ended September 30, 2002
                       (Unaudited)
                        ($000's)



Operating Revenues - Equity Losses                             $ (2,838)

Operating Expenses
     General and administrative                                   5,379
     Depreciation and amortization                                  (41)
                                                          --------------
                                                                  5,338
                                                          --------------
Operating Income                                                 (8,176)
                                                          --------------

Other Income and (Deductions)
     Investment income                                               (1)
     Unrealized gain on derivatives                                 469
     Interest income                                                515
     Interest expense                                              (145)
                                                          --------------
                                                                    838
                                                          --------------
Income Before Income Taxes                                       (7,338)
                                                          --------------

Provision for Income Taxes                                       (1,709)
                                                          --------------

Net Income (Loss) before Discontinued Operations                 (5,629)


Discontinued Operations                                          46,000
                                                          --------------

Net Income                                                     $ 40,371
                                                          ==============

                                                                   Exhibit E
                         CSW International, Inc.
                    Intercompany Service Transactions
                 For the Quarter Ended September 30, 2002
                               (Unaudited)



1. Effective second quarter 2002, changes in reporting systems resulted in all services provided being reported through AEP Service Corporation. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by affiliate and associate companies of CSW International Inc. and American Electric Power Company.

       Salaries and wages of personnel providing services to CSW
           International, Inc.                                     $ 39,223

2.   Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

        Turkey Bid Bond                                           $ 520,000